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[CHART LOGO]                                                       Exhibit 99.1
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FOR IMMEDIATE RELEASE
Contact:     Don A. Baines
             Chief Financial Officer
             Chart Industries, Inc.
             (888) 794-7608



              CHART INDUSTRIES DECLARES QUARTERLY CASH DIVIDEND AND
                            THREE-FOR-TWO STOCK SPLIT


Mayfield Heights, Ohio - April 30, 1998 - Chart Industries, Inc., (NYSE:CTI) today announced that the Board of Directors declared a quarterly cash dividend of $0.075 per common share payable on June 15, 1998, to shareholders of record at the close of business on June 1, 1998.

In addition, the Board of Directors has declared a three-for-two stock split that will be distributed on June 30, 1998, to shareholders of record at the close of business June 16, 1998. Payment for the fractional shares will be made in cash based upon the closing price on June 16, 1998. Following the stock split, Chart will have approximately 24.3 million common shares outstanding.

Commenting on the announcement, Arthur S. Holmes, Chairman and Chief Executive Officer of Chart Industries, stated, "The Company's stock has appreciated dramatically in the past year. Our objectives in declaring this three-for-two stock split are to increase the number of shares outstanding and improve the stock's liquidity, thereby making Chart stock more accessible to a wider audience of investors. We believe this action is in the best interest of all our shareholders."

Chart Industries, Inc., manufactures standard and custom-built industrial process equipment primarily for low-temperature and cryogenic applications. The Company also manufactures other industrial equipment such as structural pipe supports, stainless steel tubing and high-vacuum systems. Headquartered in Mayfield Heights, Ohio, Chart has domestic operations located in Arkansas, California, Colorado, Louisiana, Massachusetts, New Hampshire, Ohio, Pennsylvania and Wisconsin, and a European operation located in Wolverhampton, England.


                             CHART INDUSTRIES, INC.

5885 Landerbrook Dr., Suite 150 Mayfield Heights, Ohio 44124 (440) 753-1490 Fax (440) 753-1491